Exhibit 12.1

Senior Housing Properties Trust

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Three Months Ended June 30,				Six Months Ended June 30,
	2003		2002		2003		2002
Earnings:
Net income	$9,801		$10,596		$21,860		$22,216
Fixed charges	9,663		7,142		17,512		15,227
Adjusted earnings	$19,464		$17,738		$39,372		$37,443

Fixed charges:
Interest	$8,960		$6,439		$16,106		$13,821
Distributions on trust preferred securities	703		703		1,406		1,406
Total fixed charges	$9,663		$7,142		$17,512		$15,227
Ratio of earnings to fixed charges	2.0	x	2.5	x	2.2	x	2.5	x